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                              (CANWEST GLOBAL LOGO)


                                  NEWS RELEASE

For Immediate Release
October 23, 2006

              CANWEST MEDIAWORKS NZ REPORTS F2006 FINANCIAL RESULTS
                           Dividends up 33% from F2005

WINNIPEG: CanWest Global Communications Corp. announced today that its 70% owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported consolidated earnings before interest, income tax, depreciation and amortization (EBITDA) of NZ$66 million for the year ended August 31, 2006, slightly below the NZ$67 million reported last year. Consolidated revenues increased by 2% for the year to NZ$254 million.

Based upon these results, the company declared a fully-imputed final dividend of NZ 3.9 cents per share, payable on November 24, 2006 to shareholders of record on November 10, 2006. Combined with the NZ 4.5 cents per share interim dividend paid in May 2006, the total annual dividend paid to shareholders for the year will be NZ 8.4 cents, an increase of 33% from the NZ 6.3 cents paid for the previous fiscal year. CanWest will receive aggregate dividends of NZ$13.3 million in respect of fiscal 2006.

For the fourth quarter of fiscal 2006, CanWest MediaWorks NZ reported consolidated EBITDA of NZ$18 million, an increase of 6% from the NZ$17 million reported for the same quarter one year ago. Consolidated revenues for the quarter were down by 2% to NZ$64 million from NZ$65 million reported for the fourth quarter of 2006.

Despite challenging advertising market conditions in New Zealand, fiscal 2006 proved to be a solid year for TVWorks. Revenues increased by 1% to NZ$144 million while EBITDA, at NZ$36 million, was down only slightly from NZ$37 million for the previous year. A solid line-up of locally produced series, international hit programs and substantial growth in audiences for 3 News increased TV3's audience share in its target 18-49 year old demographic as well as with the older 24-54 demographic.

RadioWorks, also affected by the challenging ad market conditions, recorded a 3% increase in revenues to NZ$111 million and EBITDA of NZ$33 million, which was comparable to the previous year's result. Several important growth initiatives were completed in fiscal 2006 with acquisition of radio stations in Queenstown and Orewa, and extension of RadioWorks' top-rated brand - The Breeze - into Auckland, New Zealand's largest metropolitan market.

Commenting on the results, CanWest MediaWorks NZ's Chair, Tom Strike, said he was pleased with the company's performance in fiscal 2006. "The company took a number of important strategic steps during the year in both television and radio that improved the efficiency of operations, strengthened its position with audiences, extended the reach of key radio brands, and helped to offset the market softening that occurred, particularly in the second half of the fiscal year. The company is well-positioned to profit from any improvement in overall market conditions."


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Brent Impey, CanWest MediaWorks NZ's CEO, noted "Consolidated revenues for the year were above those of the previous year and consolidated EBITDA was very close to last year's result." Looking ahead, Mr. Impey said "Although market conditions remain uncertain, we are encouraged that the initiatives that we put in place over the past year have strengthened our position with our radio and television audiences. Our revenue forecast for the first quarter of the new fiscal year is slightly ahead of the comparable period last year, which should be an indication of better times ahead."

These financial results have been determined in accordance with New Zealand Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in our most recent Management's Discussion and Analysis for the three months and nine months ended May 31, 2006, dated July 6, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

CanWest MediaWorks (NZ) Limited (NZX: MWL, www.mediaworks.co.nz) is New Zealand's leading private sector broadcast media company. Through its wholly owned subsidiaries, CanWest TVWorks Limited and CanWest RadioWorks Limited, it owns and operates the TV3 and C4 television networks, national radio brands The Edge, The Rock, More FM, Kiwi FM, Radio Live, Radio Pacific/Radio Trackside, Solid Gold and The Breeze, plus several local radio stations.

CanWest Global Communications Corp., (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.


For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
Email: gelliot@canwest.com